SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Dolphin Productions, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

256876-10-3

(CUSIP Number)

William Yan Sui Hui

Unit 3, 25/F., Global Gateway

98 Wang Lung Street

Tsuen Wan, Hong Kong

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications)

March 30, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for the Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 256876-10-3

(1)

Names of Reporting Persons and I.R.S. Identification Nos. of Such Persons (entities only)

William Yan Sui Hui

(2)

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

(3)

SEC Use Only ___________________________________________________________

(4)

Source of Funds (See Instructions):

OO

(5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

(6)

Citizenship or Place of Organization

Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power:	23,107,430
	(8) Shared Voting Power:	0
	(9) Sole Dispositive Power:	23,107,430
	(10) Shared Dispositive Power:	0

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

 23,107,430

(12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

(13)

Percent of Class Represented by Amount in Row (11):

70.16%

(14)

Type of Reporting Person (See Instructions):

IN

Item 1.

Security and Issuer.

Name and address of principal executive offices of Issuer:

Dolphin Productions, Inc.

Unit 3, 25/F., Global Gateway

98 Wang Lung Street

Tsuen Wan, Hong Kong

Title and class of equity securities:

Common Stock, $0.001 par value (the “Common Stock”)

Item 2.

Identity and Background.

(a)

Name of person filing:

William Yan Sui Hui

(b)

Residence or Business Address:

Unit 3, 25/F., Global Gateway

98 Wang Lung Street

Tsuen Wan, Hong Kong

(c)

Principal occupation:

President, Dolphin Productions, Inc.

(d)

Criminal proceedings:

During the last five years, Mr. Hui has not been convicted in any criminal proceeding.

(e)

Civil Proceedings:

During the last five years, Mr. Hui has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which that person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State Securities laws or finding any violation with respect to such laws.

(f)

Citizenship or Place of Organization:

Hong Kong

Item 3.

Source and Amount of Funds or Other Consideration.

On March 30, 2006, pursuant to an Agreement and Plan of Reorganization dated March 15, 2006 by and among Dolphin Productions, Inc., a Nevada corporation (the “Company”) and Innocom Technology Holdings Limited a British Virgin Islands corporation (“Innocom”) and certain shareholders of Innocom, the Company acquired 100% of Innocom’s issued and outstanding common stock making Innocom a wholly owned subsidiary of the Company.  As a result, the Company, which previously had no material operations has acquired the business of Innocom.

The Reorganization resulted in a change of control of the Company with the former securityholders of Innocom owning approximately 97.6% of the Company’s outstanding common stock.  In connection with the Reorganization, the Company issued 32,162,500 shares of its common stock to holders of common stock of Innocom..

Mr. Hui originally received 32,162,500 shares of common stock.  Upon closing of the Reorganization, Mr. Hui, transferred 9,055,070 of his shares to 18 individuals as compensation to them for services rendered to Mr. Hui unrelated to the business of the Company and as gifts to friends, resulting in Mr. Hui holding a total of 23,107,430 shares of common stock.

Item 4.

Purpose of the Transaction.

Mr. Hui does not have any plans or proposals that relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D.

Item 5.

Interests in Securities of the Issuer.

(a)	Mr. Hui beneficially owns 23,107,430 shares of the Issuer’s common stock comprising approximately 70.16% of the outstanding shares of common stock of the Issuer’s.

(b)	Mr. Hui has sole voting and dispositive powers with respect to all shares of the Issuer’s common stock held in his own name.

(c)

On or about April 5, 2006, Mr. Hui, transferred 9,055,070 of his shares to 18 individuals as compensation to them for services rendered to Mr. Hui, resulting in Mr. Hui holding a total of 23,107,430 shares of common stock.

(d)	N/A

(e)	Date of cessation of five percent beneficial ownership:

N/A

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities

of the Issuer.

None.

Item 7.

Material to be Filed as Exhibits.

Agreement and Plan of Reorganization (the "Agreement"), dated March 15, 2006, by and between the Company, Innocom Technology Holdings Limited, and the sole shareholder of Innocom.(1)

(1)	Incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Commission on March 17, 2006

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: June 20, 2006	/s/ William Yan Sui Hui

William Yan Sui Hui, Individually

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